

November 4, 2011

<u>Via E-Mail</u>
Craig J. Tuttle
President and Chief Executive Officer
Transgenomic, Inc.
12325 Emmet Street
Omaha, Nebraska 68164

      Re: Transgenomic, Inc.
               Form 10-K for the year ended December 31, 2010
               Filed March 14, 2011
               File No. 000-30975

Dear Mr. Tuttle:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kevin L. Vaughn

                                    Kevin L. Vaughn
                                    Accounting Branch Chief